February 24, 2012	Stephen L. Palmer D 617.951.9211 F 617.951.9019 stephen.palmer@klgates.com
Via EDGAR and Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Anne Nguyen Parker, Branch Chief

Re:	Annie’s, Inc. Amendment No. 3 to Registration Statement on Form S-1
Filed February 24, 2012
File No. 333-178270

Ladies and Gentlemen:

On behalf of Annie’s, Inc., a Delaware corporation (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments of the Staff set forth in the Staff’s letter of February 8, 2012 (the “Comment Letter”) relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 as filed with the Commission on February 2, 2012 (the “Registration Statement”). We have set forth the Company’s responses below and are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) simultaneously with this letter. All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.

The changes reflected in Amendment No. 3 include, as applicable, those made in response to the comments of the Staff set forth in the Comment Letter. Amendment No. 3 also includes other changes that are intended to update, clarify and render more complete the information contained therein. For the convenience of the Staff and to facilitate further the Staff’s review of Amendment No. 3, the Company is supplementally providing with this letter a copy of marked pages that highlight the Company’s revised disclosure, including those in response to the Staff’s comments in the Comment Letter.

For reference purposes, the Staff’s comments are restated below, and the Company has numbered each of its responses to correspond with the comments in the Comment Letter.

United States Securities and Exchange Commission

Division of Corporation Finance

February 24, 2012

Use of Proceeds, page 28

Comment 1.	We note that you intend to use a portion of the net proceeds to you from this offering to repay certain indebtedness outstanding under our credit facility. Please disclose whether you intend to incur new debt following this offering.

Response 1.	The Company respectfully advises the Staff that, although it intends to use a portion of the net proceeds to repay its outstanding indebtedness under its credit facility, the $20 million credit facility will remain available to it for future borrowings through August 2014. The Company may borrow from its credit facility in the future. The Registration Statement has been revised accordingly in response to this comment. See page 28 of Amendment No. 3.

Dilution, page 32

Comment 2.	Please provide us with a detailed calculation of your consolidated net tangible book value as of December 31, 2011. If deferred initial public offering costs are included as part of net tangible book value, please explain why the inclusion of these amounts is deemed to be appropriate.

Response 2.	In response to the Staff’s comment, the Company is supplementally providing the following detailed calculation of its consolidated net tangible book value as of December 31, 2011 (in thousands, except share and per share amounts):

December 31, 2011
Total Assets	$68,218
Less:
Goodwill	30,809
Intangible assets, net	1,191
Deferred initial public offering costs	2,462
Total liabilities	23,479
Convertible preferred stock	81,373

Consolidated net tangible book value (a)	$(71,096)

Shares outstanding—Common stock (b)	382,435

Consolidated net tangible book value per share (a ÷b)	$(185.90)

Furthermore, in response to the Staff’s comment, the Registration Statement has been revised to exclude deferred initial public offering costs from consolidated net tangible book value since these cannot be sold separately from all other assets of the business. See page 32 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

February 24, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3—Balance Sheet Components, page F-14

Other Non-Current Assets, page F-14

Comment 3.	We note that you have recorded “product formulas intangible asset, net” as a component of other non-current assets in the amount of $1.0 million. Please explain the nature of this asset and why the related amount was capitalized. Refer to FASB ASC 350-30. In addition, please tell us how you considered the guidance per FASB ASC 350-30-45-1 regarding the separate presentation of intangible assets in the statement of financial position.

Response 3.	The Company supplementally advises the Staff that this asset consists of formulas for cheese powder purchased by the Company from one of its cheese suppliers. The cheese powder is used in the Company’s macaroni and cheese and cheddar bunnies product lines. Product formulas lack physical substance and, therefore, meet the definition of an intangible asset under ASC 350-30-20. The amount related to this asset was capitalized by the Company after consideration of ASC 350-30-25-4 because it was acquired in a transaction other than a business combination and is being paid for by the Company over time.

With respect to the Staff’s comment regarding the separate presentation of intangible assets in the statement of financial position per the guidance under ASC 350-30-45-1 and Company’s further consideration of guidance under ASC 350-30-50-1, the Registration Statement has been revised. See pages F-3, F-14 and F-15 of Amendment No. 3.

* * * * *

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

February 24, 2012

Any questions regarding the matters addressed in this letter or the attached Registration Statement may be directed to the undersigned by telephone at (617) 951-9211 or by facsimile at (617) 951-9019.

Respectfully submitted,

/s/ Stephen L. Palmer Stephen L. Palmer

(Attachments)

cc: w/enclosure:

Caroline Kim, Division of Corporation Finance, U.S. Securities and Exchange Commission

Paul Monsour, Division of Corporation Finance, U.S. Securities and Exchange Commission

Ethan Horowitz, Branch Chief, Office of Chief Accountant, Division of Corporation Finance, U.S.

              Securities and Exchange Commission

Andri Boerman, Office of Chief Accountant, Division of Corporation Finance, U.S. Securities

              and Exchange Commission

John Foraker, Chief Executive Officer, Annie’s, Inc.

Kelly Kennedy, Chief Financial Officer, Annie’s, Inc.